Sierra Health Services, Inc.

A Managed Care Company

Updated 5/17/07

Cautionary Statement

Statements in this presentation and verbal statements made by representatives of Sierra that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to:

1) potential adverse changes in government regulations, contracts and programs, including the Medicare Advantage program, the Medicare Prescription Drug Plan and any potential reconciliation issues, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure;
2) competitive forces that may affect pricing, enrollment, renewals and benefit levels;
3) unpredictable medical costs, malpractice exposure, reinsurance costs, changes in provider contracts and inflation;
4) impact of economic conditions;
5) changes in healthcare reserves;
6) the effects of the termination of the HCA contract;
7) termination of the pending merger with UnitedHealth Group
8) actual losses on the enhanced PDP exceeding estimates
9) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation.

Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this presentation or verbally by representatives of Sierra are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and How to Find It

In connection with the Merger and other transactions contemplated by the Merger Agreement, Sierra intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement and related proxy solicitation materials. BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INVESTORS AND HOLDERS OF SIERRA COMMON STOCK ARE URGED TO READ THEM, IF AND WHEN THEY BECOME AVAILABLE. When filed with the SEC, they will be available for free (along with other documents and reports filed by Sierra and UnitedHealth Group with the SEC), at the SEC’s website, http://www.sec.gov. In addition, investors and Sierra stockholders may obtain free copies of the documents filed with the SEC by Sierra by a written request to Sierra Health Services, Inc., P.O. Box 15645, Las Vegas, NV 89114-5645, Attention: Investor Relations.

Participants in the Solicitation

Sierra and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sierra common stock in connection with the transactions contemplated by the Merger Agreement. Information about the directors and executive officers of Sierra is set forth in the Annual Report on Form 10-K/A, which was filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants in the Merger and the other transactions contemplated by the Merger Agreement by reading the proxy statement and related proxy solicitation materials when they become available on or about May 21, 2007.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sierra common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2007.

Disclosure Statement

This presentation includes the following non-Generally Accepted Accounting Principle (GAAP) measures

- Earnings per share excluding enhanced PDP
- Medical care ratio excluding PDP

which under SEC Regulation G we are required to reconcile with GAAP.

Recent Merger Announcement

- Sierra signed a definitive agreement to be acquired by UnitedHealth Group on 3/11/07
- $43.50 per share in cash
- Total equity value of $2.6 billion

Recent Merger Announcement

TIMELINE:

Federal Regulatory

4/16: HSR Filed

5/16: DOJ 2nd Request Received

State Regulatory

March:	Form A filed in Nevada
May:	Form A deemed "complete" in California
Mid June:	DOI hearings in Nevada
	Don't expect a hearing in California

Stockholders Meeting

5/18: Record Date

5/21: Proxy Mailed

6/27: Stockholders Meeting

Nevada Health Insurance Demographics (1)



Uninsured
17%
Military
6%
Medicare
14%
Medicaid
8%
Private Insurance (includes HMO, PPO, and self-insured)
55%

(1) U.S. Census Bureau (2005) -Total Nevada Population = 2,448,000

Membership

(in thousands)


9.7% CAGR
500
450
400
350
300
250
200
150
100
50
0
317
39
51
227
356
51
53
252
393
55
56
282
431
60
59
312
428
60
59
309
12/31/03
12/31/04
12/31/05
12/31/06
3/31/2007
Commercial
Medicare Advantage
Medicaid

Commercial Sales Growth

March 31, 2007

Commercial Members : 308,700

- Includes the loss of 11,000 lives on 1/1/07 from three large groups
- Expect 3-5% Net Commercial Growth in 2007
- Commercial rate increase of 4% to 5% before buydowns

Health Plan of Nevada Membership Characteristics(1)

March 31, 2007

Commercial Employer Group Size


51-500
(mid-size)
31%
1-50
(small)
7%
501+ (large)
62%

Commercial Employer Type Mix


All Others
41%
Gaming
19%
School
Districts
8%
Government
11%
National
Accounts
9%
Unions
12%

(1) Based on number of subscribers in each category

Medicare Sales Growth*

March 31, 2007

Medicare Advantage Members: 59,000

- Expect 2% Net Medicare Growth for 2007
- Minimal yield increase for 2007

*Includes Fully Insured Only

Prescription Drug Plan – Part D

March 31, 2007

Basic Plan members: 159,100



- Stand-alone PDP 2007
  - 30 states and the District of Columbia
  - Auto-enrollment provider in AZ, CA(1), CO, ID, NV(1), OR, UT, WA
  - Limited marketing effort
  - Projected approximately 85% MCR on basic plan
  - Expect pre-tax income of $11-14 million(2)

(1) Will not receive new auto-enrollees for 2007

(2) Earnings from basic plan only

Prescription Drug Plan – Part D

March 31, 2007

Enhanced Benefits Plan: 43,200 members



- 30 states and the District of Columbia
- Plan includes generic and brand prescription coverage in the “donut hole”
- Estimated $48.8 million loss for full year 2007
- Booked $44.5 million premium deficiency reserve in Q1
- Will not offer this product in 2008

Medicaid

March 31, 2007

Medicaid Members: 59,600



- Mandatory 2 Plan Market in Nevada
- Currently Serving CHiPS, TANF, CHAP
- 57% Medicaid HMO Market Share in Nevada (1)
- Expect Medicaid membership to be slightly down in 2007
- Received 1% rate increase effective 1/1/07; additional 1% increase expected on 7/1/07
- New contract effective 11/1/06 through 6/30/09 with DHCFP option to extend the contract for an additional two years

(1) Nevada State Health Division, HMO Industry Profile 12/31/06

Nevada
Medicaid Market Share (HMO)[1]

	Statewide			Clark County		
	Q4-04	Q4-05	Q4-06	Q4-04	Q4-05	Q4-06
Health Plan of Nevada	47.2%	52.9%	57.4%	47.0%	53.0%	56.5%
Anthem HMO Nevada			42.6%			43.5%
Nevada Care	52.8%	47.1%		53.0%	47.0%	
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Market Penetration	**48.3%**	**46.7%**	**49.0%**	**57.2%**	**55.3%**	**58.5%**

(1) Nevada State Health Division, HMO Industry Profile December 31, 2004, 2005 and 2006

HPN Medicaid Revenue Growth


(in millions)
19.3% CAGR
6.9% CAGR
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
$64.1
$88.0
$98.1
$108.9
$26.2
$28.0
2003
2004
2005
2006
Q1-06
Q1-07

Medical Subsidiaries

Clinical Overview

Medical Subsidiaries

Southwest Medical Associates (SMA)

- Multi-specialty physician group
- 250 Providers

Family Healthcare Services (FHS)

- Provides care services in patient's home
- Medicare certified home health agency

Family Home Hospice (FHH)

- Hospice servicing terminally ill patients
- Medicare certified

Total Home Care of Nevada (THC)

- Home care products, infusion therapy services, and specialty drugs
- DME

Behavioral Healthcare Options (BHO)

- Specialized mental health/substance abuse services
- URAC accredited

Southwest Medical Associates

Key Benefits of SMA

- Operated as true "profit center"
- Lower overall cost structure
- Quality of care
- Better risk management
- Technology emphasis
- Higher formulary compliance
- Network stability

Southwest Medical Associates*

	SMA	External Network
Percentage of Physicians	10%	90%
Percentage of Members Accessing Primary Care	80%	20%
Percentage of Primary Care Capitated	100%	40%
Percentage of Specialty Care Capitated	100%	25%

*Southern Nevada only.

Hospital Update

- Extended two of three largest hospital provider contracts, one through the middle of 2008 and the other through the end of 2009
- Contracts are evergreen thereafter and require 180 days written notice for termination
- HCA contract ended 12/31/06
  - Preliminary results have been better than projected
  - Commercial prompt pay discount agreement signed May 2007

Medical Premium Revenue Trends



($ in millions)
19.1% CAGR
13.0% CAGR
$1,500.0
$1,000.0
$500.0
$0.0
$962.2
$1,131.2
$1,291.3
$1,623.5(1)
$414.4(1)
$468.1(1)
2003
2004
2005
2006
Q1-06
Q1-07

(1) Includes PDP revenue

Consolidated MCR


90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
76.1%
75.3%
76.5%
77.3%
78.7%
90.2%
2003
2004
2005
2006
Q1-06
Q1-07

Consolidated MCR Excluding PDP



76.1%
75.3%
76.5%
76.8%
75.6%
77.7%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2003
2004
2005
2006
Q1-06
Q1-07

Consolidated Medical Expenses

Three Months Ended 3/31/07


Other
12%
Physician
31%
Pharmacy
39%
Hospital
18%

Consolidated Medical Expenses Excluding PDP

Three Months Ended 3/31/07



Other
18%
Physician
43%
Pharmacy
14%
Hospital
25%

Operating Income

Managed Care and Corporate Operations Segment ($ in millions)



$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
22.3% CAGR
$119.0
$141.9
$175.0
$217.5
$50.4
$48.9
2003
2004
2005
2006
Q1-06
Q1-07 (1)

(1) Excludes enhanced PDP operating loss of $48.8 million

Consolidated Pretax Margin

Managed Care and Corporate Operations Segment


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
11.4%
11.4%
12.2%
12.5%
11.3%
10.3%
2003
2004
2005
2006
Q1-06
Q1-07(1)

(1) Excludes enhanced PDP operating loss of $48.8 million

Cash and Investments



From Continuing Operations ($ in millions)
$450.0
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
$337.8
$231.7
$106.1
$382.5
$265.2
$117.3
$388.6
$299.2
$89.4
$428.4
$365.5
$62.9
$462.1
$416.2
$45.9
12/31/03
12/31/04
12/31/05
12/31/06
3/31/07
Non-Regulated
Regulated

Total External Debt

($ in millions)



$140
$120
$100
$80
$60
$40
$20
$0
$117
$2
$115
$125
$10
$115
$52
$52
$119
$75
$44
$71
$50
$21
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07
Debentures
LOC/Other

Senior Convertible Debentures

- $115 million original issue on March 15, 2003
- 2.25% coupon rate
- $20.2 million outstanding as of April 25, 2007
- Issued 10.4 million shares upon conversion
- Expensed approximately $1.5 million in prepaid interest for conversion in 2005, $176,000 in 2006 and $434,000 in 2007
- Expensed deferred financing costs of $1.2 million in 2005, $91,000 in 2006 and $187,000 in 2007

Managing Dilution(1)

(shares in millions)



-7.0% CAGR
70
60
50
40
30
20
10
0
68.2
12.6
2.4
53.2
64.7
5.6
1.4
57.7
59.0
2.8
0.7
55.5
Q1 2005
Q1 2006
Q1 2007
Dilutive Impact of Conversion of Sierra Debentures
Dilutive Options and Restrictive Shares Outstanding
Weighted Average Common Shares Outstanding

(1) Adjusted to reflect 2-for-1 stock split effective December 30, 2005

Share Repurchases from 1/1/03 (1)

- Repurchased 29.2 million shares as of 4/25/07
- $22.29 average repurchase cost as of 4/25/07
- Share repurchase halted pending merger with UnitedHealth Group

(1) Adjusted to reflect 2-for-1 stock split effective December 30, 2005

Strategic Objectives

- Achieve Commercial Premium Yields of 4 to 5% before benefit buydowns
- Achieve Commercial Unit Growth of 3 to 5%
- Manage appropriately out of network hospital costs
- Manage an expected increase in consolidated MCR of 150 to 200 bps[(1)]
- Achieve EPS of $1.76 to $1.86 including the impact of the expected potential loss on the enhanced PDP offering

(1) Excludes PDP

Reconciliation of non GAAP measures

Operating Margin (excluding Enhanced PDP)

	Non-GAAP Items		GAAP
	Excluding Enhanced PDP	Enhanced PDP	As reported
Medical premiums	$ 434,760	$ 33,314	$ 468,074
Professional fees	14,642	-	14,642
Investment and other revenues	11,921	-	11,921
Total revenues	461,323	33,314	494,637
Medical expenses	359,271	76,040	435,311
General and administrative expens	53,113	6,079	59,192
Operating income (loss)	48,939	(48,805)	134
Interest expense and other	(1,305)	-	(1,305)
Income before taxes	$ 47,634	$ (48,805)	$ (1,171)
Pretax margin	10.3%	-146.5%	-0.2%

Reconciliation of non GAAP measures

Medical care ratio (excluding PDP)(1)

	Three Months Ended March 31, 2007		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
Medical premiums	$ 382,750	$ 85,324	$ 468,074
Professional Fees	14,642	-	14,642
Total medical premiums and professional fees	397,392	85,324	482,716
Medical expenses	308,950	126,361	435,311
Medical care ratio (medical expenses/premiums and professional fees)	77.7%	148.1%	90.2%

	Three Months Ended March 31, 2006		
	Non-GAAP Items		GAAP
	Other Medical	PDP	Reporting
Medical premiums	$ 352,421	$ 62,023	$ 414,444
Professional Fees	12,915	-	12,915
Total medical premiums and professional fees	365,336	62,023	427,359
Medical expenses	276,020	60,499	336,519
Medical care ratio (medical expenses/premiums and professional fees)	75.6%	97.5%	78.7%

(1) The Company believes that reflecting the ratio excluding the effects of the PDP provides a more comparable measure of our medical care ratio to our historical results.

Sierra Health Services, Inc.

A Managed Care Company

Updated 5/17/07